Mail Stop 3561

August 29, 2008

<u>By U.S. Mail</u>

Mr. Andrew Eracleous
Chief Financial Officer
Euro Group of Companies, Inc.
181 Westchester Ave.
Port Chester, New York 10573

      Re: **Euro Group of Companies, Inc.**
             Form 10-KSB for Fiscal Year Ended December 31, 2007
             File No. 0-29805

Dear Mr. Eracleous:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             William Thompson
             Accounting Branch Chief